SCORPIO BULKERS INC.

9, Boulevard Charles III

MC 98000 Monaco

September 4, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-7010

Attention: Justin Dobbie, Legal Branch Chief

Re:	Scorpio Bulkers Inc.

Registration Statement on Form F-1 (No. 333-197949)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2014, as amended, be accelerated so that it will be made effective at 3:00 p.m. Eastern Daylight Time on September 8, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SCORPIO BULKERS INC.

By:	/s/ Hugh Baker
Name: Hugh Baker Title: Chief Financial Officer

Stifel, Nicolaus & Company, Incorporated

787 7th Avenue, 11th Floor

New York, NY 10019

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Jefferies LLC

520 Madison Avenue

New York, New York 10022

September 4, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Justin Dobbie, Legal Branch Chief

Re:	Scorpio Bulkers Inc.

Registration Statement Filed on Form F-1

Registration No. 333-197949

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that we anticipate distributing approximately 2,250 copies of the Preliminary Prospectus to underwriters, dealers, institutions and others.

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time, on Monday, September 8, 2014 or as soon thereafter as practicable.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig M. DeDomenico
Name: Craig M. DeDomenico Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Craig Fuehrer
Name: Craig Fuehrer Title: Managing Director

By:	/s/ Warren F. Estey
Name: Warren F. Estey Title: Managing Director

JEFFERIES LLC

By:	/s/ Jeffrey Pribor
Name: Jeffrey Pribor Title: Mananging Director